UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fortinet, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34959E109

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SCHEDULE 13G

CUSIP No. 34959E109
(1)	Names of Reporting Person Ken Xie
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 7,766,697(1)
(6) Shared voting power 1,299,572(1)
(7) Sole dispositive power 7,766,697(1)
(8) Shared dispositive power 1,299,572(1)
(9)	Aggregate amount beneficially owned by each reporting person 9,066,269(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 12.3%(2)
(12)	Type of reporting person (see instructions) IN

(1)

Includes (i) 6,333,355 shares of Common Stock held by the Reporting Person; (ii) 1,201,572 shares of Common Stock held by The Ken Xie 2009 Grantor Retained Annuity Trust dated September 10, 2009 for which the Reporting Person serves as trustee; (iii) 1,201,572 shares of Common Stock held by The Winnie Hiu-Yin Lee 2009 Grantor Retained Annuity Trust dated September 10, 2009 for which the Reporting Person’s spouse serves as trustee; (iv) 98,000 shares of Common Stock held by The Xie Foundation, a non-profit entity for which the Reporting Person serves as co-president and a director (the “Foundation”); and (vi) 231,770 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2010. The Reporting Person has no pecuniary interest in and disclaims beneficial ownership of the shares held by the Foundation. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2010 and does not include the sale of 90,000 shares pursuant to a Rule 10b5-1 trading plan and gift of 18,000 shares by the Reporting Person on January 18, 2011.

(2)

Based on 73,697,694 shares of the Issuer’s Common Stock outstanding as of October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2010.

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Item 1.

(a)	Name of Issuer:

Fortinet, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1090 Kifer Road
Sunnyvale, CA 94086

Item 2.

(a)	Name of Person Filing:

Ken Xie

(b)	Address of Principal Business Office or, if none, Residence:

c/o Fortinet, Inc., 1090 Kifer Road, Sunnyvale, CA 94086

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number: 34959E109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: (i) 6,333,355 shares of Common Stock held by the Reporting Person; (ii) 1,201,572 shares of Common Stock held by The Ken Xie 2009 Grantor Retained Annuity Trust dated September 10, 2009 for which the Reporting Person serves as trustee; (iii) 1,201,572 shares of Common Stock held by The Winnie Hiu-Yin Lee 2009 Grantor Retained Annuity Trust dated September 10, 2009 for which the Reporting Person’s spouse serves as trustee; (iv) 98,000 shares of Common Stock held by The Xie Foundation, a non-profit entity for which the Reporting Person serves as co-president and a director (the “Foundation”); and (vi) 231,770 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2010. The Reporting Person has no pecuniary interest in and disclaims beneficial ownership of the shares held by the Foundation. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2010 and does not include the sale of 90,000 shares pursuant to a Rule 10b5-1 trading plan and gift of 18,000 shares by the Reporting Person on January 18, 2011.

(b)	Percent of class: 12.3% (1)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	7,766,697

(ii) Shared power to vote or to direct the vote	1,299,572

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(iii) Sole power to dispose or to direct the disposition of	7,766,697

(iv) Shared power to dispose or to direct the disposition of	1,299,572

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

(1)

Based on 73,697,694 shares of the Issuer’s Common Stock outstanding as of October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2010.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011
Date

/s/ Ken Xie
Ken Xie

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